EXHIBIT 99.1

For Immediate Release	Contact: Investor Relations at
Janel World Trade
(404) 261-1196
IR@Janelgroup.net

JANEL WORLD TRADE LTD. REPORTS FISCAL YEAR END 2011 REVENUE OF $98.5 MILLION - UP 11% FROM FISCAL YEAR END 2010

REVENUE INCREASES BY $10M TO $98M FOR FISCAL 2011 VERSUS PRIOR YEAR

JAMAICA, NY – January 13, 2012 — Janel World Trade, Ltd. (OTC BB:  JLWT), a full-service global provider of integrated transportation logistics and vertically integrated supply chain services in the food industry, announced today the financial results for its fiscal year ending September 30, 2011.

Year End Results

For the fiscal year ending September 30, 2011, Janel reported revenue of $98,451,107, an increase of $10,022,332, or up 11.3% compared to fiscal year ended September 30, 2010.

For the fiscal year ending September 30, 2011, the Company reported a net loss available to common shareholders of $(672,697) or $(0.03) per fully diluted share, as compared to net income available to common shareholders of $367,849, or $0.02 per fully diluted share for fiscal year ended 2011.

Fourth Quarter 2011 Results

For the three months ending September 30, 2011, Janel reported revenue of $26,820,348, a decrease of $4,339,226 or down 13.9% compared to the three months ended September 30, 2010.

For the three months ending September 30, 2011, the Company reported a net loss available to common shareholders of $(282,122) or $(0.01) per fully diluted share, compared to the prior year reported net income available to common shareholders of $152,667, or $0.01 per fully diluted share.

Review and Outlook

 “Taking into account that our fiscal year ending September 30, 2011 includes the start up costs of approximately $367,019 on a pre-tax basis associated with our new Food Industry segment, the results were disappointing for the fiscal year and quarter ended September 30, 2011” said James N. Jannello, Executive Vice President and Chief Executive Officer. “We experienced weaker than expected freight volumes from most of our customers when compared to the prior year, and the bulk of the increase in volume that we did see was from our larger customers, but it was at a higher cost of sales than the prior year.  Consequently, the net impact of the revenue increase to us did not fall to our bottom line.  During the fiscal year we launched our new operating division which is focused on vertical integrated supply chain services primarily in the food industry.  We expect this new division to contribute to our overall gross profit margins in the future.”

Jannello continued, “Looking ahead, we expect improvement in our financial results for fiscal 2012 within our transportation logistics business segment as the economy improves and we plan to continue the expansion of our new operating division focused on vertical supply chain services.  During fiscal 2011 we invested $400,000 in our New Jersey operation and constructed a 15,000 square foot walk/drive-in freezer for our traditional freight forwarding and logistics business which we anticipate will add significant warehouse revenue at higher gross profit margins to our New Jersey operation.”

Jannello concluded, “We are focused on significantly improving the results of our core logistics business and moving ahead with the expansion of our new operating division catering to the food industry.   We will not be satisfied until we return our core business to profitability and realize the attractive gross profit margins that we expect from our food distribution network.”

To be included in Janel’s database for Corporate Press Releases and industry updates, investors are invited to send their e-mail address to: IRInfo@janelgroup.net.

About Janel World Trade, Ltd.

Janel World Trade, Ltd. is a global provider of integrated logistics; including domestic and international freight forwarding via multi-modal carriers, leading-edge, end-to-end, supply-chain technology, customs brokerage, warehousing and distribution, and other transportation-related services; and a provider of vertically integrated supply chain services in the food industry.  With offices throughout the U.S. (New York, Chicago, Los Angeles, and Atlanta) and a network of independent international agents in approximately 52 countries, the Company provides the comprehensive logistics services and technology necessary to handle its customers' shipping needs throughout the world.  Cargo can be transported via air, sea or land, and Janel's national network of locations can manage the shipment and/or receipt of cargo into or out of any location in the United States.  Janel is registered as an Ocean Transportation Intermediary and licensed as a FMC Licensed Freight Forwarder by the Federal Maritime Commission.

Janel World Trade, Ltd.'s headquarters is located in Jamaica, New York, adjacent to the JFK International Airport, and its common stock is listed on the OTC Bulletin Board under the symbol "JLWT". Additional information on the Company is available on its website at http://www.janelgroup.net

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "intend," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the Company's dependence upon conditions in the air, ocean and land-based freight forwarding industry, the size and resources of many competitors, the need for the Company to effectively integrate acquired businesses and to successfully deliver its primary services, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission, including its most recent Form 8-K, Form 10-Q and Form 10-K filings. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:
Investor Relations
Janel World Trade
(404) 261-1196
IR_Janelgroup.net

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED		TWELVE MONTHS ENDED
	September 30,		September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(audited)	(audited)

REVENUES	$26,820,348	$31,159,614	$98,451,107	$88,428,775
COST AND EXPENSES:
Forwarding expenses	24,583,146	28,661,090	88,908,745	79,572,253
Selling, general and administrative	2,536,554	2,110,939	9,997,409	7,501,256
Depreciation and amortization	95,388	54,797	338,135	213,579
TOTAL COSTS AND EXPENSES	27,215,088	30,826,826	99,244,289	87,287,088

(LOSS) INCOME FROM OPERATIONS	(394,740)	332,788	(793,182)	1,141,687
OTHER ITEMS:
Interest and dividend income	956	1,031	4,089	4,959
Interest expense	(31,769)	(21,608)	(137,015)	(101,415)
TOTAL OTHER ITEMS	(30,813)	(20,577)	(132,926)	(96,456)

(LOSS) INCOME BEFORE INCOME TAXES	(425,553)	312,211	(926,108)	1,045,231
Income taxes (credits)	(156,962)	140,750	(348,000)	446,954
NET (LOSS) INCOME FROM CONTINUING OPERATIONS	$(268,591)	$171,461	$(578,108)	$598,277
Loss from discontinued operations, net of tax	(9,781)	(15,044)	(79,589)	(215,382)
NET (LOSS) INCOME	$(278,372)	$156,417	$(657,697)	$382,895
Preferred stock dividends	3,750	3,750	15,000	15,046
NET (LOSS) INCOME AVAILABLE TO
COMMON SHAREHOLDERS	$(282,122)	$152,667	$(672,697)	$367,849
OTHER COMPREHENSIVE INCOME NET OF TAX:
Unrealized gain (loss) from available for sale securities	$(11,220)	$4,626	$(2,694)	$2,469
Total comprehensive income (loss)	$(11,220)	$4,626	$(2,694)	$2,469
Earnings (loss) per share from continuing operations
Basic earnings (loss) per share	$(0.01)	$0.01	$(0.03)	$0.03
Fully diluted earnings (loss) per share	$(0.01)	$0.01	$(0.03)	$0.03
Earnings (loss) per share from discontinued operations
Basic earnings (loss) per share	$-	$-	$-	$(0.01)
Fully diluted earnings (loss) per share	$-	$-	$-	$(0.01)

Basic weighted average shares outstanding	20,982,192	18,503,082	20,884,602	18,223,942
Fully diuted weighted average shares outstanding	22,617,442	21,010,582	22,726,099	20,843,733

See notes to these consolidated financial statements included in the Company's Form 10-K

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2011	September 30, 2010
	(audited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$504,829	$1,354,912
Accounts receivable, net of allowance for doubtful
accounts of $289,547 and $106,987, respectively	5,886,255	6,842,190
Inventories	415,934	-
Marketable securities	52,352	54,748
Loans receivable - officers	92,817	97,092
Prepaid expenses and sundry current assets	279,835	96,608
Tax refund receivable	148,000	-
TOTAL CURRENT ASSETS	7,380,022	8,445,550

PROPERTY AND EQUIPMENT, NET	459,850	111,478

OTHER ASSETS:
Intangible assets, net	3,271,649	1,714,702
Security deposits	97,299	53,688
Deferred income taxes	1,184,003	1,017,000
TOTAL OTHER ASSETS	4,552,951	2,785,390

TOTAL ASSETS	$12,392,823	$11,342,418
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Note payable - bank	$951,335	$951,335
Note payable - other	100,000	$-
Accounts payable - trade	4,858,344	4,516,547
Accrued expenses and taxes payable	419,649	564,386
Current portion of long-term debt - bank	86,360	581,019
Current portion of long-term debt - related party	249,618	-
TOTAL CURRENT LIABILITIES	6,665,306	6,613,287

LONG-TERM DEBT - BANK	298,625	13,889
LONG-TERM DEBT - RELATED PARTY	826,666	-
DEFERRED COMPENSATION	78,568	78,568
TOTAL OTHER LIABILITIES	1,203,859	92,457

STOCKHOLDERS' EQUITY	4,523,658	4,636,674
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,392,823	$11,342,418

See notes to these consolidated financial statements included in the Company's Form 10-K